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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No.2)


                    Byron Preiss Multimedia Company, Inc.
                               (Name of Issuer)

                   Common Stock, par value $.001 per share
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                        (Title of Class of Securities)

                                 740445 10 1
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                                (CUSIP Number)

           Byron Preiss, c/o Byron Preiss Multimedia Company, Inc.
                   24 West 25th Street, New York, NY 10010
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                June 15, 1998
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: / /

Check the following box if a fee is being paid with the statement:  / /

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                              AMENDMENT NO. 2 TO
CUSIP No.                        SCHEDULE 13D

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Byron Preiss


2.   Check the Appropriate Box if a Member of a Group         (a) / /
                                                              (b) / /
3.   SEC Use Only

4.   Source of Funds

     Not applicable

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                               / /

6.   Citizenship or Place of Organization

     United States

                         7.   Sole Voting Power
                              1,020,333

Number of Shares
                         8.   Shared Voting Power
 Beneficially                 0

 Owned by Each
                         9.   Sole Dispositive Power
Reporting Person              1,020,333

     With
                         10.  Shared Dispositive Power
                              0


11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,020,333

12.  Check Box if the Aggregate Amount in Row 11
     Excludes Certain Shares                                      / /

13.  Percent of Class Represented by Amount in Row 11
     12.3%


14.  Type of Reporting Person
     IN

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Item 1.  Security and Issuer.

         This Amendment No. 2 to the Statement on Schedule 13D (the "Statement") relates to the Common Stock, par value $.001 per share (the "Common Stock") of Byron Preiss Multimedia Company, Inc., a New York corporation (the "Issuer"). This Statement restates in electronic format the original Schedule 13D and Amendment No. 1 to the original Schedule 13D filed by Byron Preiss on February 14, 1995 and April 20, 1995 respectively.

The name and principal executives offices of the Issuer are:

         Byron Preiss Multimedia Company, Inc.
         24 West 25th Street
         New York, New York  10010

Item 2.  Identity and Background

         (a) This Statement on Schedule 13D relates to the shares of Common Stock of the Issuer owned by Byron Preiss ("Mr. Preiss").

         (b) Mr. Preiss's business address is:

          c/o Byron Preiss Multimedia Company, Inc.
          24 West 25th Street
          New York, New York  10010

         (c) Mr. Preiss's present principal occupation is President, Chief Executive Officer and Director of the Issuer. The name and address of the Issuer is set forth in Item 1 above.

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         (d) Mr. Preiss has not, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Mr. Preiss has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Preiss is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

         The initial 1,037,000 shares of Common Stock of the Issuer owned by Mr. Preiss as reported on the original Schedule 13D filed on February 14, 1995 were acquired for an aggregate of $1,067.00, or $.001 per share, with Mr. Preiss's personal funds in July 1992. At such time, the Issuer was not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and had no class of securities registered under
Section 12 thereunder. In May 1994, the Issuer's registration statement was declared effective under the Securities Act of 1933, as amended, and its shares of Common Stock were registered under Section 12 of the Exchange Act. As of the date hereof, Mr. Preiss currently beneficially owns 1,020,333 shares of Common Stock.

Item 4.  Purpose of Transaction

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         In February 1995 Mr. Preiss, the founder of the Issuer, acquired the shares of Common Stock of the Issuer for investment. Mr. Preiss does not have any present plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

         (g) Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

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         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

         (j) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         (a) Subject to certain restrictions contained in the Stock Pledge and Escrow Agreement (as more fully described in Item 6), Mr. Preiss currently owns beneficially and of record 1,020,333 shares of Common Stock of the Issuer, representing 12.3% of the issued and outstanding shares of the Issuer's Common Stock.

         (b) Subject to certain restrictions contained in the Stock Pledge and Escrow Agreement (as more fully described in Item 6), Mr. Preiss has the sole power to vote or to direct the vote, and the sole power to dispose or direct the disposition of the shares of Common Stock of the Issuer owned by him.

         (c) In December 1994, Mr. Preiss made a gift of 30,000 shares of
Common Stock of the Issuer (which represents less than 1% of the issued and outstanding shares of Common Stock of the Issuer) to the Preiss Charitable Foundation, Inc., a non-profit corporation (the "Foundation"). In December
1996, Mr. Preiss made a gift of 50,000 shares of Common Stock of the Issuer to the Foundation. Mr. Preiss is an officer and a director of the Foundation, which gives him voting and investment control of such shares which now aggregate 78,987 shares.

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The 1,020,333 shares of Common Stock referenced in this Statement on Schedule
13D and in the cover pages hereof excludes shares of Common Stock that were the subject of the gifts to the Foundation. Mr. Preiss disclaims beneficial ownership of such shares that were the subject of such gift.

         Pursuant to the Issuer's 1993 Stock Option Plan, as amended, on each of June 26, 1997 and December 19, 1997 the Issuer granted Mr. Preiss an option to purchase 100,000 shares of the Common Stock of the Issuer at an exercise price of $1.30625 and $1.89 respectively. The options will vest in three equal installments on the first, second and third anniversaries of the date of grant. On June 15, 1998, the Issuer granted Mr. Preiss an option to purchase 150,000 shares of the Common Stock of the Issuer at an exercise price of $1.00 per share. The option will vest in three equal installments on the first, second and third anniversaries of the date of grant.

         (d) Mr. Preiss has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, all shares of Common Stock of the Issuer owned by him.

         (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships With Respect to Securities of the Issuer

         On June 15, 1998, pursuant to a Stock Pledge and Escrow Agreement (the "Agreement"), Mr. Preiss pledged 600,000 of his shares of the Issuer's Common Stock (the "Pledged Shares") as collateral for and as a condition precedent to a $500,000 loan between the Issuer and Securities Management, Inc. ("SMI"). Pursuant to the terms of the

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Agreement, the Pledged Shares are held in escrow by an escrow agent and the
Pledged Shares are released from escrow and returned to Mr. Preiss in blocks of 30,000 shares for every multiple of $25,000 delivered by the Issuer to SMI in repayment of the loan. In the event of a default under the Issuer's obligations to SMI under the related loan agreement and promissory note, and after expiration of a 180 day cure period, the escrow agent will deliver the Pledged Shares to SMI. So long as no default has occurred, Mr. Preiss retains the right to exercise all voting rights and dividend rights associated with the Pledged Shares.

         Pursuant to the terms of a Stock Purchase Agreement dated as of March 22, 1995 (the "Purchase Agreement"), the Issuer sold to Viacom International Inc. ("Viacom"), a subsidiary of Viacom Inc. and an affiliate of Simon & Schuster, Inc., unregistered shares of the Issuer's Common Stock and warrants to purchase additional shares of the Issuer's Common Stock. The sale of the Common Stock to Viacom represented the issuance by the Issuer, and the ownership by Viacom, of approximately twenty percent (20%) of the Issuer's outstanding shares of Common Stock, on a fully diluted basis, on the date of issuance. Pursuant to a Registration Rights Agreement, dated March 22, 1995 (the "Effective Date"), the Issuer granted Viacom demand certain and incidental registration rights pertaining to the Common Stock of the Issuer held by Viacom. In connection therewith, Viacom was granted demand registration rights commencing eighteen (18) months from the Effective Date. In connection with the foregoing transactions, on March 22, 1995, the Mr. Preiss entered into a Shareholders' Agreement (the "Shareholders' Agreement") with Viacom and certain other shareholders of the Issuer owning in the aggregate, approximately twenty-five percent (25%)

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of the Issuer's outstanding Common Stock (the "Group"). Pursuant to the terms of the Shareholders' Agreement, Mr. Preiss and the Group have agreed to vote their shares of the Issuer's Common Stock to elect to the Issuer's Board of Directors a nominee or nominees of Viacom, proportional to Viacom's stock ownership in the Issuer on a fully diluted basis, with Viacom being represented by at least one (1) seat on the Issuer's Board of Directors, for so long as it shall continue to own at least ten percent (10%) of the Issuer's issued and outstanding shares of Common Stock. In addition, pursuant to the terms of the Shareholders' Agreement, Mr. Preiss and the Group have granted Viacom a right of first refusal (the "Right of First Refusal") with respect to shares of the Issuer's Common Stock which may in the future be sold by either Mr. Preiss or members of the Group. Viacom has agreed to provide a similar Right of First Refusal to Mr. Preiss and the Group, with respect to any sales of the Issuer's Common Stock sold by Viacom. Additionally, in consideration of the grant to Viacom by Mr. Preiss and the Group of the Right of First Refusal, Viacom and the Issuer agreed that Mr. Preiss and the Group shall have incidental "piggy-back" registration rights with respect to any registration statement filed by the Issuer on behalf of Viacom, in order to register Viacom's shares of the Issuer's Common Stock. Viacom was granted a priority with respect to any demand registration commenced during the period commencing eighteen (18) months from the Effective Date and extending for a period of thirty (30) months thereafter. After the thirtieth (30th) month, Mr. Preiss and the Group were granted the right, on a pro-rata basis, to include their shares in any such demand registration (subject to certain restrictions pertaining to underwritten offerings). With respect to the incidental registration rights granted to Viacom by the Issuer, during the period commencing on the

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Effective Date and extending for a period of thirty (30) months thereafter,
Mr. Preiss and the Group, pro rata, were granted a priority in registering the shares of the Issuer's Common Stock owned by them (subject to certain restrictions pertaining to underwritten offerings).

Item 7.  Exhibits

         1. Stock Pledge and Escrow Agreement, dated as of June 15, 1998 between Byron Preiss, SMI and Kane Kessler, P.C. as Escrow Agent.

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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 15, 1998
                                                 /s/ Byron Preiss
                                                 ------------------------------
                                                     Byron Preiss

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